UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020
Commission File Number: 001-38975

Wanda Sports Group Company Limited
(Name of Registrant)

9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China
+86-10-8558-8813
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019
Wanda Sports Group (the “Company”) will be relying on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.
As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Company closed its corporate offices across the group and requested that all employees either work remotely or work at office premises in shifts for limited periods of time. Restrictions on access to the Company’s facilities have resulted in delays by the Company in the preparation of its financial statements and by its independent public accountant in the completion of the necessary audit procedures. This, in turn, has hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.  The Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than June 12, 2020.
Reporting of Unaudited Financial Results

The Company today announced that it will report its unaudited financial results for the fourth quarter and full year ended December 31, 2019 before the U.S. market opens on April 30, 2020 and host a conference call on the same day.

Updated Risk Factor
On March 6, 2020, the Company furnished on Form 6-K a supplement to the risk factors previously disclosed in its registration statement on Form F-1 for its initial public offering with a risk factor relating to the COVID-19 outbreak.  The risk factor below has been updated to reflect subsequent events.
The novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus (which causes the disease known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since been declared a pandemic by the World Health Organization as it has spread across the globe. Government efforts to contain the spread of the coronavirus through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection in themselves or others, including reduced travel, cancellation of meetings and events, self-isolation, and implementation of work-at-home policies, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. The foregoing have begun to adversely affect business confidence and consumer sentiments, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets.  The spread of the coronavirus, particularly as it appears to be developing into a worldwide health crisis, has begun to have macro-economic implications, including increased unemployment levels, reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

In terms of our business, sports events throughout the world, including the Tokyo 2020 Summer Olympics and European football league seasons, have been postponed or cancelled. Postponement or cancellation of test or qualifying events, as well as disruptions to training schedules for athletes and event volunteers across all sports, are likely to affect the timing and quality of events scheduled to be held months in the future.  We expect that the foregoing developments could adversely affect our Mass Participation as well as our Spectator Sports and DPSS segments, and that adverse effect could be material.

With respect to our mass participation events, we have had to cancel or postpone substantially all our events, with a corresponding impact on registrations for upcoming events.  The decision to proceed, restrict, modify or postpone an event will be based on availability of community resources and ongoing event-specific risk assessment in coordination with the relevant healthcare and government authorities.

With respect to our spectator sports and DPSS operations, sports events of all kinds have been postponed or cancelled, which will have an adverse impact on our results of operations in our Spectator Sports and DPSS segments. Broader macro-economic implications, including reduced consumer confidence, could, following the direct disruption of events due to cancellations or postponements, adversely affect attendance at sports events and discretionary spending, which in turn would also adversely affect sponsorship opportunities, as advertisers reduce budgets.  Moreover, as we are regularly engaged in negotiations with rights-in partners, rights-out clients, digital media partners, broadcasters, sponsors and other stakeholders, our ability to engage in these negotiations (for new contracts, to extend existing contracts or for acquisitions) may be adversely affected by any of the foregoing as well as the more practical impediments to scheduling and holding meetings, including restrictions on travel, office closures, business continuity concerns, and other distractions or disruptions.  We may also be compelled to accept contract terms that are less favorable to us than those we currently enjoy.  Less favorable or unsuccessful contract negotiations could have short-, medium- or longer-term revenue implications for us.  To the extent that any of our key counterparties are also adversely affected by the spread of the coronavirus and responses thereto, we could also be adversely affected in any number of respects.

The coronavirus and the responses thereto could have a range of other effects on us.  For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and also increase our vulnerability to information technology and other systems disruptions.

We currently are unable to predict the duration and severity of the spread of the coronavirus, and responses thereto, on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies.  While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.   All forward-looking statements speak only as of the date of this press release and are expressly qualified in their entirety by the cautionary statements included in this press release.  The Company disclaims any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release announcing release of fourth quarter and full year 2019 results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wanda Sports Group Company Limited

Date: April 7, 2020	By:	/s/ Honghui Liao
Name: Honghui Liao
Title: Chief Financial Officer